UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 31, 2007

Mizuho Financial Group, Inc.

By:	/s/ Satoru Nishibori
Name:	Satoru Nishibori
Title:	Managing Director / CFO

For Immediate Release:	January 31, 2007

Consolidated Financial Information for the Third Quarter of Fiscal 2006 <under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)

Stock Code Number (Japan): Stock Exchanges (Japan): URL: Address:	8411 Tokyo Stock Exchange (First Section), Osaka Securities Exchange (First Section) http://www.mizuho-fg.co.jp/english/ 5-5 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan
Representative: Name:	Terunobu Maeda
Title:	President & CEO
For Inquiry: Name:	Mamoru Kishida
Title:	General Manager, Accounting
Phone:	81-3-5224-2030

1. Basis for Quarterly Financial Information Preparation

(1) Adoption of Simplified Accounting Methods:                 Yes

The consolidated balance sheet, the consolidated statement of income, and the consolidated statement of changes in net assets for the third quarter (excluding the notes other than for the segment information. Hereinafter referred to as “Quarterly consolidated financial statements.”) were prepared in conformity with the “Policy for Preparation of Quarterly Consolidated Financial Statements” which MHFG established pursuant to the provisions of the standards for preparation of the interim consolidated financial statements, etc. and the simplified accounting methods set out below to the extent that they do not materially mislead interested parties such as investors.

• Accounting for Reserves for Possible Losses on Loans

(Self-assessment of Assets)

All credit is assessed by each credit origination department in accordance with the internally established “Self-assessment Standard.”

(Estimated rate of loss)

The amount of Reserves for Possible Losses on Loans is calculated by multiplying (a) the balance of loans to normal obligors, watch obligors, and intensive control obligors as of December 31, 2006, which was determined based on the above self-assessment, less the loans whose reserves were individually assessed and provided with, by (b) the estimated rate of loss of each obligor classification used in the financial statements for the first half of fiscal 2006.

(2) Changes in Accounting Methods since the Most Recent Fiscal Year :                  Yes

Pursuant to changes in accounting standards upon the enforcement of the Company Law. Please refer to page 1-8.

(3) Changes in Scope of Consolidation and Application of the Equity Method since the Most Recent Fiscal Year :

(Consolidation) Newly consolidated: 7, Excluded: 4     (Equity Method) Newly applied: 3, Excluded: 3

(4) Independent Accountant’s Review :                  Yes

The quarterly consolidated financial statements have been reviewed by MHFG’s independent accountant, Ernst & Young ShinNihon, which have been prepared in accordance with the “Policy for Preparation of Quarterly Consolidated Financial Statements” set out in 1. (1) above.

2. Financial Highlights for the Third Quarter of Fiscal 2006 (for the nine months ended December 31, 2006)

(1) Consolidated Results of Operations

	Amounts less than one million yen are rounded down
	Ordinary Income		Ordinary Profits		Net Income		Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥ million	%	¥ million	%	¥ million	%	¥	¥
3Q F2006	2,861,519	10.8	743,087	(0.3)	579,967	(0.2)	49,662.96	45,643.70
3Q F2005	2,581,654	19.8	745,372	59.7	581,155	(6.8)	52,690.46	42,020.55

(Reference) Fiscal 2005	3,557,549		921,069		649,903		55,157.15	46,234.51

Notes:	1.	Equity in Income from Investments in Affiliates :
		3Q F2006 ¥6,772 million, 3Q F2005 ¥7,315 million, (Reference) Fiscal 2005 ¥9,161 million

	2.	Average outstanding shares of common stock (consolidated basis) :
		3Q F2006 11,607,650 shares, 3Q F2005 11,029,611 shares, (Reference) Fiscal 2005 11,172,246 shares

Mizuho Financial Group, Inc.

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Shareholders’ Equity Ratio	Total Net Assets per Share of Common Stock
	¥ million	¥ million	%	¥
3Q F2006	151,853,501	5,942,522	3.0	309,213.45
3Q F2005	150,032,120	4,661,751	3.1	265,444.36

(Reference) Fiscal 2005	149,612,794	4,804,993	3.2	274,906.95

Notes:	1.	Please refer to page 2-9 for Capital Adequacy Ratio (BIS Capital Ratio).

	2.	Outstanding shares of common stock (consolidated basis) :
		As of December 31, 2006 11,607,320 shares, As of December 31, 2005 11,608,163 shares,
		(Reference) As of March 31, 2006 11,607,970 shares

	3.	Figures for 3Q F2006 were based on the “Accounting Standards for Presentation of Net Assets in the Balance Sheet” and others.
		Figures for 3Q F2005 and for Fiscal 2005 were based on the previously applied accounting standards.

(Reference)

Earnings Estimates for Fiscal 2006 (for the fiscal year ending March 31, 2007)

There is no revision of the earnings estimates for Fiscal 2006 announced on November 20, 2006. The figures are as follows:

	Ordinary Income	Ordinary Profits	Net Income
	¥ million	¥ million	¥ million
Fiscal 2006	3,800,000	1,080,000	720,000

Formulae for indices - Financial Highlights for the Third Quarter of Fiscal 2006

Net Income per Share of Common Stock

Net Income - Amount not attributable to common shareholders (*1)
Average outstanding shares of common stock (during the period) (*2)

Diluted Net Income per Share of Common Stock

Net Income - Amount not attributable to common shareholders (*1) + Adjustments
Average outstanding shares of common stock (during the period) (*2) + Increasing shares of common stock for dilutive securities (*3)

Shareholders’ Equity Ratio

Total Net Assets (period-end) - Minority Interests (period-end)	× 100
Total Assets (period-end)

Total Net Assets per Share of Common Stock

Total Net Assets (period-end) - Deduction (*4)
Outstanding shares of common stock (period-end) (*2)

* 1	Cash dividends on preferred stock and others.

* 2	Treasury stock is excluded from outstanding shares of stock.

* 3	Calculated under the assumption that dilutive options regarding dilutive securities were exercised at the beginning of the fiscal year in accordance with accounting standards. That is, all dilutive convertible securities, including those before the conversion period, are assumed to be converted at the price calculated based on the market price at the beginning of the fiscal year.

* 4	Issued amount of preferred stock, cash dividends on preferred stock and others.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

1-2

Mizuho Financial Group, Inc.

CONSOLIDATED RESULTS OF OPERATIONS AND FINANCIAL CONDITIONS

(1) Results of Operations (refer to page 2-1)

Consolidated Gross Profits for the third quarter of fiscal 2006 came to ¥1,495.5 billion, decreasing by ¥53.8 billion from the corresponding period of the previous fiscal year. Net Interest Income was ¥785.5 billion, increasing by ¥8.8 billion from the corresponding period of the previous fiscal year. Net Fee and Commission Income was ¥377.7 billion, decreasing by ¥12.2 billion from the corresponding period of the previous fiscal year. Net Trading Income was ¥170.5 billion, increasing by ¥49.6 billion from the corresponding period of the previous fiscal year. Net Other Operating Income was ¥113.7 billion, decreasing by ¥94.0 billion from the corresponding period of the previous fiscal year, mainly due to a decline in market-related income.

General and Administrative Expenses amounted to ¥800.3 billion, decreasing by ¥17.0 billion from the corresponding period of the previous fiscal year. This resulted from the outlay on “Strategic Expenses” aimed at increasing top-line profits being more than offset by reductions in “Base Expenses,” especially IT-related expenses, expenses related to employee retirement benefits, and other factors.

Credit-related Costs including Expenses related to Portfolio Problems resulted in a gain on reversal in costs of ¥56.9 billion, mainly due to decreases in costs related to write-offs with the near-completion of the removal of non-performing loans from the balance sheet and reversal of reserves with the strengthening of the Group’s asset quality.

Net Gains related to Stocks amounted to ¥111.2 billion, supported by gains on credit and alternative investments (stock-related), which we made as part of our efforts to diversify sources of our market-related income, in addition to gains on sales of preferred stocks.

We recorded a loss of ¥25.7 billion in Other Ordinary Profits, down ¥92.2 billion from the corresponding period of the previous fiscal year, partly due to recognition of losses through a review of the bond portfolio for the third quarter of fiscal 2005.

After reflecting the above, Consolidated Ordinary Profits was ¥743.0 billion, decreasing by ¥2.2 billion from the corresponding period of the previous fiscal year.

Net Extraordinary Gains (Losses) amounted to a gain of ¥102.0 billion as a result of Reversal of Reserves for Possible Losses on Loans as Extraordinary Gains, etc.

Income Taxes amounted to ¥208.7 billion, increasing by ¥41.2 billion from the corresponding period of the previous fiscal year.

Minority Interests in Net Income amounted to ¥56.4 billion, decreasing by ¥4.7 billion from the corresponding period of the previous fiscal year.

After reflecting the above, Net Income amounted to ¥579.9 billion, decreasing by ¥1.1 billion from the corresponding period of the previous fiscal year.

(2) Financial Conditions

Total Assets as of December 31, 2006 amounted to ¥151,853.5 billion, increasing by ¥1,821.3 billion from the end of the corresponding period of the previous fiscal year.

Net Assets amounted to ¥5,942.5 billion, which consists of ¥3,310.2 billion of Total Shareholders’ Equity, ¥1,259.3 billion of Total Valuation and Translation Adjustments, and ¥1,372.9 billion of Minority Interests.

As for asset accounts, Securities amounted to ¥36,791.7 billion, decreasing by ¥3,800.2 billion, and Loans and Bills Discounted amounted to ¥65,456.5 billion, increasing by ¥1,696.9 from the end of the corresponding period of the previous fiscal year. As for liability accounts, Deposits amounted to ¥72,158.3 billion, increasing by ¥1,107.4 billion from the end of the corresponding period of the previous fiscal year.

The Group maintains its financial soundness at a high level. The Group’s Consolidated Capital Adequacy Ratio ( BIS Capital Ratio) was 10.96% as of December 31, 2006.

1-3

Mizuho Financial Group, Inc.

(Attached Documents)

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of December 31, 2006	As of December 31, 2005	Change	(Reference) As of March 31, 2006
Assets
Cash and Due from Banks	¥3,546,570	¥6,327,920	¥(2,781,349)	¥5,016,216
Call Loans and Bills Purchased	507,340	1,098,775	(591,435)	938,435
Receivables under Resale Agreements	9,594,951	7,128,111	2,466,840	5,976,043
Guarantee Deposits Paid under Securities Borrowing Transactions	7,642,600	6,910,514	732,085	8,643,570
Other Debt Purchased	3,122,849	1,897,289	1,225,560	2,476,132
Trading Assets	11,156,490	11,386,659	(230,169)	10,007,149
Money Held in Trust	38,856	55,610	(16,753)	49,898
Securities	36,791,747	40,591,958	(3,800,210)	37,702,957
Loans and Bills Discounted	65,456,500	63,759,566	1,696,934	65,408,672
Foreign Exchange Assets	786,116	822,082	(35,965)	809,205
Other Assets	6,671,570	5,352,725	1,318,845	6,463,242
Tangible Fixed Assets	795,809	—	795,809	—
Intangible Fixed Assets	238,359	—	238,359	—
Premises and Equipment	—	976,124	(976,124)	955,888
Deferred Debenture Charges	35	291	(255)	267
Deferred Tax Assets	383,864	466,103	(82,238)	423,572
Customers’ Liabilities for Acceptances and Guarantees	5,902,989	4,170,800	1,732,189	5,556,929
Reserves for Possible Losses on Loans	(782,117)	(910,431)	128,314	(814,178)
Reserve for Possible Losses on Investments	(1,035)	(1,979)	944	(1,208)

Total Assets	¥151,853,501	¥150,032,120	¥1,821,381	¥149,612,794

Liabilities
Deposits	¥72,158,380	¥71,050,886	¥1,107,493	¥73,007,994
Negotiable Certificates of Deposit	10,735,776	9,648,682	1,087,094	9,359,131
Debentures	5,132,545	6,962,064	(1,829,518)	6,606,305
Call Money and Bills Sold	6,442,078	9,750,419	(3,308,340)	9,466,054
Payables under Repurchase Agreements	14,604,142	13,130,246	1,473,895	10,079,585
Guarantee Deposits Received under Securities Lending Transactions	5,955,272	6,526,769	(571,497)	7,301,540
Commercial Paper	30,000	40,000	(10,000)	50,000
Trading Liabilities	8,735,740	8,593,913	141,827	7,880,634
Borrowed Money	4,493,530	3,162,560	1,330,970	2,768,811
Foreign Exchange Liabilities	229,266	307,568	(78,302)	389,638
Short-term Bonds	721,480	2,078,300	(1,356,819)	1,385,100
Bonds and Notes	3,083,879	2,474,672	609,206	2,488,498
Due to Trust Accounts	1,195,065	1,331,402	(136,337)	1,354,889
Other Liabilities	6,117,052	4,710,204	1,406,847	5,382,931
Reserve for Bonus Payments	16,558	15,965	593	35,374
Reserve for Employee Retirement Benefits	37,410	37,426	(16)	38,616
Reserve for Contingencies	29,767	34,367	(4,599)	45,567
Reserves under Special Laws	2,587	2,161	426	2,352
Deferred Tax Liabilities	174,019	49,631	124,387	127,847
Deferred Tax Liabilities for Revaluation Reserve for Land	113,434	126,003	(12,569)	120,873
Acceptances and Guarantees	5,902,989	4,170,800	1,732,189	5,556,929

Total Liabilities	145,910,979	144,204,046	1,706,932	143,448,677

Net Assets
Common Stock and Preferred Stock	1,540,965	—	1,540,965	—
Capital Surplus	411,110	—	411,110	—
Retained Earnings	1,390,313	—	1,390,313	—
Treasury Stock	(32,182)	—	(32,182)	—

Total Shareholders’ Equity	3,310,206	—	3,310,206	—

Net Unrealized Gains on Other Securities, net of Taxes	1,261,478	—	1,261,478	—
Net Deferred Hedge Losses, net of Taxes	(123,747)	—	(123,747)	—
Revaluation Reserve for Land, net of Taxes	159,609	—	159,609	—
Foreign Currency Translation Adjustments	(37,977)	—	(37,977)	—

Total Valuation and Translation Adjustments	1,259,362	—	1,259,362	—

Minority Interests	1,372,952	—	1,372,952	—

Total Net Assets	5,942,522	—	5,942,522	—

Total Liabilities and Net Assets	¥151,853,501	¥—	¥151,853,501	¥—

Minority Interests
Minority Interests	—	1,166,321	(1,166,321)	1,359,122

Shareholders’ Equity
Common Stock and Preferred Stock	—	1,540,965	(1,540,965)	1,540,965
Capital Surplus	—	411,155	(411,155)	411,160
Retained Earnings	—	1,418,178	(1,418,178)	1,498,143
Revaluation Reserve for Land, net of Taxes	—	184,268	(184,268)	170,384
Net Unrealized Gains on Other Securities, net of Taxes	—	1,202,639	(1,202,639)	1,279,216
Foreign Currency Translation Adjustments	—	(48,825)	48,825	(48,062)
Treasury Stock	—	(46,631)	46,631	(46,814)

Total Shareholders’ Equity	—	4,661,751	(4,661,751)	4,804,993

Total Liabilities, Minority Interests and Shareholders’ Equity	¥—	¥150,032,120	¥(150,032,120)	¥149,612,794

Note : Amounts less than one million yen are rounded down.

1-4

Mizuho Financial Group, Inc.

2. CONSOLIDATED STATEMENTS OF INCOME

	Millions of yen
	For the nine months ended December 31, 2006	For the nine months ended December 31, 2005	Change	(Reference) For the fiscal year ended March 31, 2006
Ordinary Income	¥2,861,519	¥2,581,654	¥279,865	¥3,557,549
Interest Income	1,822,624	1,390,549	432,075	1,935,048
Interest on Loans and Bills Discounted	950,156	794,110	156,045	1,071,892
Interest and Dividends on Securities	391,276	299,457	91,819	456,749
Fiduciary Income	47,971	53,974	(6,002)	78,843
Fee and Commission Income	465,760	459,923	5,837	650,549
Trading Income	174,199	124,925	49,273	211,029
Other Operating Income	197,283	301,960	(104,677)	354,481
Other Ordinary Income	153,679	250,320	(96,641)	327,595

Ordinary Expenses	2,118,432	1,836,281	282,151	2,636,480
Interest Expenses	1,037,068	613,821	423,247	872,403
Interest on Deposits	339,840	170,098	169,741	249,176
Interest on Debentures	26,437	37,701	(11,263)	48,208
Fee and Commission Expenses	87,987	69,890	18,097	94,614
Trading Expenses	3,685	4,076	(390)	6,088
Other Operating Expenses	83,521	94,124	(10,602)	254,408
General and Administrative Expenses	800,325	817,391	(17,065)	1,095,243
Other Ordinary Expenses	105,843	236,978	(131,135)	313,722

Ordinary Profits	743,087	745,372	(2,285)	921,069

Extraordinary Gains	121,070	130,463	(9,393)	174,616

Extraordinary Losses	19,034	66,112	(47,078)	115,543

Income before Income Taxes and Minority Interests	845,122	809,723	35,399	980,142
Income Taxes:
Current	30,529	42,352	(11,822)	64,038
Deferred	178,185	125,066	53,118	185,035

Minority Interests in Net Income	56,440	61,149	(4,708)	81,164

Net Income	¥579,967	¥581,155	¥(1,187)	¥649,903

Note : Amounts less than one million yen are rounded down.

1-5

Mizuho Financial Group, Inc.

3. CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

For the nine months ended December 31, 2006

	Millions of yen
	Shareholders’ Equity					Valuation and Translation Adjustments
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Gains on Other Securities, net of Taxes	Net Deferred Hedge Losses, net of Taxes	Revaluation Reserve for Land, net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance as of March 31, 2006	¥1,540,965	¥411,160	¥1,498,143	¥(46,814)	¥3,403,455	¥1,279,216	¥—	¥170,384	¥(48,062)	¥1,401,538	¥1,359,122	¥6,164,116

Changes during the period
Cash Dividends*	—	—	(79,849)	—	(79,849)	—	—	—	—	—	—	(79,849)
Board Members’ Bonuses*	—	—	(36)	—	(36)	—	—	—	—	—	—	(36)
Net Income	—	—	579,967	—	579,967	—	—	—	—	—	—	579,967
Repurchase of Treasury Stock	—	—	—	(604,169)	(604,169)	—	—	—	—	—	—	(604,169)
Disposition of Treasury Stock	—	27	—	37	64	—	—	—	—	—	—	64
Cancellation of Treasury Stock	—	(77)	(618,686)	618,763	—	—	—	—	—	—	—	—
Transfer from Revaluation Reserve for Land, net of Taxes	—	—	10,774	—	10,774	—	—	—	—	—	—	10,774
Net Changes in Items other than Shareholders’ Equity	—	—	—	—	—	(17,738)	(123,747)	(10,774)	10,085	(142,175)	13,829	(128,346)

Total Changes during the period	—	(50)	(107,830)	14,632	(93,248)	(17,738)	(123,747)	(10,774)	10,085	(142,175)	13,829	(221,594)

Balance as of December 31, 2006	¥1,540,965	¥411,110	¥1,390,313	¥(32,182)	¥3,310,206	¥1,261,478	¥(123,747)	¥159,609	¥(37,977)	¥1,259,362	¥1,372,952	¥5,942,522

*	Appropriation of Retained Earnings approved at the ordinary general meeting of shareholders in June 2006.

Note : Amounts less than one million yen are rounded down.

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Mizuho Financial Group, Inc.

4. SEGMENT INFORMATION

<Segment Information by Type of Business>

For the nine months ended December 31, 2006

	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	2,258,650	485,382	117,486	2,861,519	—	2,861,519
(2) Inter-segment Ordinary Income	26,190	53,983	83,913	164,087	(164,087)	—

Total	2,284,841	539,366	201,399	3,025,607	(164,087)	2,861,519

Ordinary Expenses	1,636,473	460,410	177,985	2,274,868	(156,436)	2,118,432

Ordinary Profits	648,368	78,955	23,414	750,738	(7,651)	743,087

For the nine months ended December 31, 2005
	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	2,045,965	394,246	141,441	2,581,654	—	2,581,654
(2) Inter-segment Ordinary Income	17,605	34,055	74,027	125,688	(125,688)	—

Total	2,063,571	428,302	215,469	2,707,343	(125,688)	2,581,654

Ordinary Expenses	1,462,203	313,442	179,835	1,955,481	(119,200)	1,836,281

Ordinary Profits	601,367	114,860	35,634	751,861	(6,488)	745,372

(Reference) For the fiscal year ended March 31, 2006
	Millions of yen
	Banking Business	Securities Business	Other	Total	Elimination	Consolidated Results
Ordinary Income
(1) Ordinary Income from outside customers	2,813,124	558,830	185,594	3,557,549	—	3,557,549
(2) Inter-segment Ordinary Income	24,379	48,741	115,480	188,600	(188,600)	—

Total	2,837,503	607,572	301,075	3,746,150	(188,600)	3,557,549

Ordinary Expenses	2,121,573	438,404	258,502	2,818,479	(181,999)	2,636,480

Ordinary Profits	715,930	169,167	42,572	927,670	(6,601)	921,069

Notes:	1. Ordinary Income and Ordinary Profits are presented in lieu of Sales and Operating Profits as utilized by non-financial companies.

2. Major components of type of business are as follows:

(1) Banking Business: banking and trust banking business
(2) Securities Business: securities business
(3) Other: investment advisory business and other

1-7

Mizuho Financial Group, Inc.

(Changes in accounting methods since the most recent fiscal year)

1.	The appendix forms of “Banking Law Enforcement Regulations” (Ministry of Finance Ordinance No. 10, 1982) have been revised by the “Cabinet Office Ordinance to Amend Part of Detailed Enforcement Regulations on Mutual Loan Business Law and Banking Law” (Cabinet Office Ordinance No. 60, April 28, 2006), following the application of “Accounting Standards for Presentation of Net Assets in the Balance Sheet” (ASBJ Statement No. 5, December 9, 2005) and “Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet” (ASBJ Guidance No. 8, December 9, 2005) effective from the interim period ending on or after the enforcement date of the Company Law. In accordance with the application of the revised “Banking Law Enforcement Regulations” commencing with the fiscal year beginning on or after April 1, 2006, presentation of account items has been changed as follows:

(1)	Former “Shareholders’ Equity” is presented as “Net Assets” and classified into “Shareholders’ Equity,” “Valuation and Translation Adjustments” and “Minority Interests.”

The amount corresponding to former “Shareholders’ Equity” as of the end of this period was ¥4,693,316 million.

(2)	The net realized and unrealized losses from hedging instruments formerly included in “Other Assets” as deferred hedge losses are presented as “Net Deferred Hedge Losses, net of Taxes” included in Valuation and Translation Adjustments, net of applicable income taxes.

(3)	“Minority Interests” formerly listed after Liabilities is included in Net Assets.

(4)	Former “Premises and Equipment” is classified into “Tangible Fixed Assets,” “Intangible Fixed Assets” and “Other Assets.”

(5)	Software and other items formerly included in “Other Assets” is included in “Intangible Fixed Assets.”

(6)	Amortization of consolidation differences formerly recognized as “Other Ordinary Expenses” under Ordinary Expenses is included as amortization of intangible fixed assets in “General and Administrative Expenses” under Ordinary Expenses.

2.	“Accounting Standards for Statement of Changes in Net Assets” (ASBJ Statement No. 6, December 27, 2005) and “Guidance on Accounting Standards for Statement of Changes in Net Assets” (ASBJ Guidance No. 9, December 27, 2005) took effect as of the interim period ending on or after the enforcement date of the Company Law. Thus, the standards and guidance were adopted commencing with this period, with the “Consolidated Statement of Changes in Net Assets” newly prepared instead of the former “Consolidated Statement of Capital Surplus and Retained Earnings.”

(Subsequent events)

Mizuho Capital Investment (JPY) 1 Limited, which is an overseas special purpose subsidiary and of which the voting rights are wholly owned by MHFG, issued Preferred Securities on January 12, 2007 as follows:

(1)	Type of Security : Japanese Yen denominated Non-cumulative Perpetual Preferred Securities (no right to convert into MHFG’s shares is granted).

(2)	Aggregate Issued Amount : ¥400,000 million

(3)	Dividend Rate : 2.96% per annum (Fixed rate until June 2016)

Floating rate after June 2016 (Non Step-up)

(4)	Payment Date : January 12, 2007

(5)	The increase in Minority Interests resulting from the issuance of preferred securities amounted to ¥400,000 million. Proceeds from the issuance were ultimately provided to the banking subsidiaries as perpetual subordinated loans and will be incorporated into “Tier 1 Capital,” which is used in calculating the “Capital Adequacy Ratio.”

1-8

SELECTED FINANCIAL INFORMATION

For the Third Quarter of Fiscal 2006

<under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures of Mizuho Financial Group, Inc.(“MHFG”)

“NON(B)”: Non-consolidated figures of Mizuho Bank, Ltd. (“MHBK”), Mizuho Corporate Bank, Ltd. (“MHCB”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”).

“NON(B&R)”: Aggregated figures of the relevant banks including past figures for their former financial subsidiaries for corporate revitalization.

*MHBK, MHCB and MHTB merged with their own financial subsidiaries for corporate revitalization respectively, as of October 1, 2005.

•SUMMARY RESULTS FOR THE THIRD QUARTER OF FISCAL 2006

•FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2006	See above Notes		Pages

1. Income Analysis	CON	NON(B&R)	2- 1

2. Unrealized Gains/Losses on Securities	CON	NON(B)	2- 3

3. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting	NON(B)		2- 5

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)	CON	NON(B)	2- 6

5. Status of Deposits and Loans	NON(B)		2- 8

6. Capital Adequacy Ratio	CON		2- 9

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Summary Results for the Third Quarter of Fiscal 2006

Mizuho Financial Group (“the Group”) is further enhancing comprehensive profitability centering on income from Customer Groups through implementation of various key initiatives under the “Channel to Discovery” Plan. We repaid in full the public funds in July 2006 and successfully listed on the New York Stock Exchange in November 2006. The Group is also working intensively on establishment of a sound management base to sustain further growth, including reinforcement of internal controls over financial reporting.

The summary results for the third quarter of fiscal 2006, which reflect these efforts, are described below.

I. Summary of Income Analysis

➢	Consolidated Net Business Profits (Apr.1-Dec.31, 2006)

•	Consolidated Gross Profits for the nine months ended December 31, 2006 decreased by JPY 53.8 billion on a year-on-year basis mainly due to a decrease in market-related income of the banking subsidiaries and a decrease in the profits of the Group’s securities companies. However, as for Customer Groups of the banking subsidiaries, interest income increased and fee and commission income has been steadily increasing.

•	Consolidated Net Business Profits for the same period decreased by JPY 76.1 billion on a year-on-year basis due to a combination of the above factors and an increase in G&A expenses (excluding Non-Recurring Losses) driven by an outlay on “Strategic Expenses.”

(Consolidated)

	3Q of FY2006 (Apr.1 - Dec.31, 2006)
		Change from 3Q of FY2005
(JPY Bn)
Consolidated Gross Profits	1,495.5	-53.8
Consolidated Net Business Profits *1	667.9	-76.1
Credit-related Costs	56.9	4.9
Net Gains related to Stocks *2	111.2	-67.8
Ordinary Profits	743.0	-2.2
Net Income	579.9	-1.1

*1:	Consolidated Gross Profits - General and Administrative Expenses (excluding Non-Recurring Losses) + equity in income from investments in affiliates and certain other consolidation adjustments
*2:	Gains of JPY 13.3 billion on sale of stock associated with credit and alternative investments, which we made as part of our efforts to diversify sources of our market-related income, were recorded as Net Gains related to Stocks.
The corresponding figure for 3Q of FY 2005 includes gains of JPY 42.4 billion on sales of common stock of our subsidiary.

➢	Consolidated Net Income (Apr.1-Dec.31, 2006)

•	Consolidated Net Income for the nine months ended December 31, 2006 amounted to JPY 579.9 billion (almost the same level as that for the corresponding period of the previous fiscal year), which is 80.5% of the full fiscal year’s earnings estimates of JPY 720.0 billion. This was mainly due to Reversal of Reserves for Possible Losses on Loans and the recording of Net Gains related to Stocks.

•	Given the above financial performance, Earnings per Share (“EPS”) and Return on Equity (“ROE”) as of the end of December 2006 remained at high levels.

•	The Group also maintains its financial soundness at a high level.

(Consolidated)

	3Q of FY2006 (Apr.1 - Dec.31, 2006)
		Change from 3Q of FY2005
EPS *1 (JPY)	45,643	3,623
ROE *2	16.4%	-1.5%

*1:	Fully diluted EPS: Diluted Net Income for 3Q per Share of Common Stock*

[*Calculated under the assumption that all dilutive convertible securities are converted at the price calculated based on the market price at the beginning of the fiscal year]

*2:	Return on Equity = Annualized Net Income**/ [{(Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <beginning>*** + (Total Shareholders’ Equity + Total Valuation and Translation Adjustments) <period-end>***} /2 ]X 100
[** Net Income for 3Q of FY2006 (Apr. 1 - Dec. 31, 2006) X 365 / 275]
[*** Figures other than for Dec. 31, 2006 calculated using former “Total Shareholders’ Equity” data]

	December 31, 2006
		Change from September 30, 2006
(JPY Bn)
BIS Capital Ratio (Consolidated)	10.96%	-0.05%
Tier 1 Capital Ratio	5.62%	0.00%
Net Deferred Tax Assets (DTAs) (Consolidated)	209.8	-22.4
Net DTAs / Tier 1 Ratio	4.5%	-0.7%
Disclosed Claims under the Financial Reconstruction Law (3 Banks)	1,072.9	86.6
NPL Ratio	1.43%	0.10%
Unrealized Gains on Other Securities (Consolidated) *	2,161.6	107.6

*	The base amount to be recorded directly to Net Assets after tax and other necessary adjustments

II. Steady Enhancement of the Group’s Comprehensive Profitability

- Steady increase in income from Customer Groups

➢	Net Interest Income

•	Consolidated Net Interest Income for the three-month period from October to December 2006 increased by JPY 6.8 billion on a year-on-year basis.

•	The average loan balance for the same period increased compared with the first half of fiscal 2006, mainly driven by expansion of overseas lending and stable growth in loans to individuals in the domestic market.

•	In addition, domestic loan-and-deposit rate margins for the same period improved compared with the first half of fiscal 2006.

*	Aggregate average balance of the 3 Banks for the period, excluding Trust Account and loans to Mizuho Financial Group, Inc.

**	Aggregate figures of domestic operations of Mizuho Bank and Mizuho Corporate Bank after excluding loans to Mizuho Financial Group, Inc., Deposit Insurance Corporation of Japan, and Japanese government

➢	Non-Interest Income

•	Net Fee and Commission Income of the 3 Banks for the three-month period from October to December 2006 continued to increase by JPY 11.7 billion, or 14.1%, on a year-on-year basis.

•	As for our corporate business, fee and commission income from solution-related business, which decreased in the first half of fiscal 2006, showed an increase. Income from trust and asset management business of Mizuho Trust & Banking steadily increased.

•	As for our business with individual customers, fee income related to investment trusts and individual annuities continued to increase.

➢	G&A Expenses

•	“Base Expenses” for the nine months ended December 31, 2006 further decreased by JPY 14.2 billion on a year-on-year basis, mainly due to a decrease in Personnel Expenses and a reduction in IT-related expenses.

•	There was an outlay on “Strategic Expenses” of JPY 64.2 billion for enhancing future top-line growth. As a result, total G&A Expenses of the 3 Banks increased by JPY 30.9 billion on a year-on-year basis.

III. Disciplined Capital Management

The Group is implementing disciplined capital management through which we aim to enhance the quality of capital and reinforce the capital base in order to sustain our top-line growth strategies, even after the full repayment of public funds in July 2006.

➢	Listing on the New York Stock Exchange

•	In November 2006, we listed our ADRs (American Depositary Receipts) on the New York Stock Exchange. We believe the listing enhances investor convenience in the U.S. capital markets while ensuring flexibility in the Group’s future capital management and expanding our investor base.

➢	Issuance of Preferred Securities

•	In January 2007, we issued JPY 400.0 billion of preferred securities through an overseas special purpose subsidiary, so as to increase the Group’s Tier 1 capital for securing the agility and improving the flexibility of our future capital strategy.

IV. Topics

➢	Financial Holding Company status obtained in the United States

•	In December 2006, Mizuho Corporate Bank, Ltd. was authorized to become a Financial Holdings Company (FHC) under the U.S. Bank Holding Company Act.

    With the FHC status, we are now able to engage in comprehensive investment banking business in the U.S., such as underwriting and dealing of corporate bonds, equities, and other types of securities.

➢	Merger of Mizuho Securities and Shinko Securities

•	In January 2007, Mizuho Securities Co., Ltd. and Shinko Securities Co., Ltd. reached a basic agreement to merge as of the target date of January 1, 2008, subject to approval from shareholders and relevant governmental authorities.

    The merged entity will aim to become Japan’s leading “full-service securities company that conducts investment banking business on a global basis.”

➢	Merger of Dai-Ichi Kangyo Asset Management and Fuji Investment Management

•	In January 2007, Dai-Ichi Kangyo Asset Management Co., Ltd. (“DKA”) and Fuji Investment Management Co., Ltd. (“FIMCO”) reached a basic agreement to merge as of the target date of July 1, 2007, subject to regulatory approvals and other procedures. The merged entity will be meeting the diversified needs of customers as one of the Group’s core asset management companies, together with DLIBJ Asset Management Company Co., Ltd. (“DIAM”).

Definition

3 Banks:	Aggregate figures for Mizuho Bank, Mizuho Corporate Bank and Mizuho Trust & Banking on a non-consolidated basis. On October 1, 2005, each of the financial subsidiaries for corporate revitalization was merged into its own parent bank, and figures before October 1, 2005 are the aggregate figures for the above three banks and their financial subsidiaries for corporate revitalization

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation, incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; revised assumptions or other changes related to our pension plans; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; the effectiveness of our operational, legal and other risk management policies; our ability to avoid reputational harm; and effects of changes in general economic conditions in Japan.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors,” and “Item 5. Operating and Financial Review and Prospects” in our registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on October 19, 2006, which is available in the Financial Information section of our web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

FINANCIAL INFORMATION FOR THE THIRD QUARTER OF FISCAL 2006

1. Income Analysis

Consolidated

		(Billions of yen)
		Third Quarter of Fiscal 2006 (A)	Change (A) - (B)	Third Quarter of Fiscal 2005 (B)	(Reference) Fiscal 2005
Consolidated Gross Profits	1	1,495.5	(53.8)	1,549.4	2,002.4
Net Interest Income	2	785.5	8.8	776.7	1,062.6
Fiduciary Income	3	47.9	(6.0)	53.9	78.8
Credit Costs for Trust Accounts	4	—	1.0	(1.0)	(1.4)
Net Fee and Commission Income	5	377.7	(12.2)	390.0	555.9
Net Trading Income	6	170.5	49.6	120.8	204.9
Net Other Operating Income	7	113.7	(94.0)	207.8	100.0
General and Administrative Expenses	8	(800.3)	17.0	(817.3)	(1,095.2)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Possible Losses on Loans)	9	(44.4)	10.6	(55.1)	(84.7)
Net Gains (Losses) related to Stocks *	10	111.2	(67.8)	179.1	231.5
Equity in Income from Investments in Affiliates	11	6.7	(0.5)	7.3	9.1
Other	12	(25.7)	92.2	(117.9)	(142.1)

Ordinary Profits	13	743.0	(2.2)	745.3	921.0
Net Extraordinary Gains (Losses)	14	102.0	37.6	64.3	59.0
Reversal of Reserves for Possible Losses on Loans, etc.	15	101.4	(6.7)	108.1	139.3
Reversal of Reserve for Possible Losses on Investments	16	—	(2.4)	2.4	3.2

Income before Income Taxes and Minority Interests	17	845.1	35.3	809.7	980.1
Income Taxes	18	(208.7)	(41.2)	(167.4)	(249.0)
Minority Interests in Net Income	19	(56.4)	4.7	(61.1)	(81.1)

Net Income	20	579.9	(1.1)	581.1	649.9

_____________
* Net Gains (Losses) related to Stocks includes gains on disposition of investment in subsidiary of ¥42.4 billion both for the Third Quarter of Fiscal 2005 and for Fiscal 2005.

Credit-related Costs (including Credit Costs for Trust Accounts)	21	56.9	4.9	52.0	53.2
_____________

*  Credit-related Costs [21] = Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for

                                                 Possible Losses on Loans) [9] + Reversal of Reserves for Possible Losses on Loans, etc. [15]

                                                  + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	22	667.9	(76.1)	744.1	922.5
_____________

*  Consolidated Net Business Profits[22] = Consolidated Gross Profits[1] + General and Administrative Expenses (excluding

                                                                       Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	23	133	19	114	130
Number of affiliates under the equity method	24	19	—	19	19

2-1

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks (including past figures for their former revitalization subsidiaries)

		(Billions of yen)
		Third Quarter of Fiscal 2006					Third Quarter of Fiscal 2005 (B)	(Reference) Fiscal 2005
		MHBK	MHCB	MHTB	Aggregated Figures (A)	Change (A) - (B)
Gross Profits	1	694.8	393.2	121.3	1,209.4	(155.5)	1,364.9	1,698.8
Net Interest Income *1	2	437.8	214.1	36.6	688.6	(163.7)	852.4	1,112.0
Fiduciary Income	3			47.2	47.2	(6.3)	53.6	77.9
Credit Costs for Trust Accounts	4			—	—	1.0	(1.0)	(1.4)
Net Fee and Commission Income	5	147.1	95.5	31.5	274.2	19.4	254.7	378.4
Net Trading Income	6	18.4	63.5	0.7	82.7	78.0	4.7	33.4
Net Other Operating Income	7	91.3	20.0	5.2	116.5	(82.9)	199.4	96.9
General and Administrative Expenses (excluding Non-Recurring Losses)	8	(386.5)	(179.2)	(66.0)	(631.7)	(30.9)	(600.8)	(810.9)

Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) *2	9	308.2	214.0	55.3	577.6	(187.4)	765.1	889.2
Reversal of (Provision for) General Reserve for Possible Losses on Loans	10	(29.7)	—	(2.8)	(32.6)	(26.9)	(5.7)	0.2

Net Business Profits	11	278.5	214.0	52.4	545.0	(213.4)	758.4	888.1
Net Gains (Losses) related to Bonds	12	(10.5)	39.1	5.3	33.9	4.2	29.7	(104.1)
Net Non-Recurring Gains (Losses)	13	(61.0)	74.7	2.9	16.6	84.5	(67.9)	(98.7)
Net Gains (Losses) related to Stocks	14	2.2	90.2	7.4	99.9	(49.8)	149.7	199.7
Expenses related to Portfolio Problems	15	(59.4)	(2.2)	(1.4)	(63.1)	8.2	(71.3)	(115.4)
Other	16	(3.8)	(13.2)	(3.0)	(20.1)	126.1	(146.3)	(182.9)

Ordinary Profits	17	217.4	288.7	55.4	561.6	(128.8)	690.5	789.4
Net Extraordinary Gains (Losses)	18	35.6	108.1	0.9	144.7	16.4	128.3	146.1
Reversal of Reserves for Possible Losses on Loans, etc.	19	39.6	103.3	0.4	143.4	15.1	128.3	180.5
Reversal of Reserve for Possible Losses on Investments	20	—	—	—	—	(7.9)	7.9	8.7

Income before Income Taxes	21	253.0	396.9	56.4	706.4	(112.4)	818.8	935.6
Income Taxes	22	(73.5)	(83.1)	(18.6)	(175.3)	(32.2)	(143.1)	(202.6)

Net Income	23	179.5	313.7	37.7	531.0	(144.6)	675.6	732.9

_______________

*1     Dividends from the financial subsidiaries for corporate revitalization of ¥120.0 billion were included both for the Third Quarter of Fiscal 2005 and for Fiscal 2005 due to the simple aggregation of the 3 banks (non-consolidated) and their revitalization subsidiaries.

*2 Net Business Profits (before Reversal of (Provision for) General Reserve for Possible Losses on Loans) of MHTB excludes the amounts of Credit Costs for Trust Accounts [4].

Credit-related Costs	24	(49.6)	101.1	(3.8)	47.7	(2.5)	50.2	63.9

_______________

*	Credit-related Costs [24] = Expenses related to Portfolio Problems [15] + Reversal of (Provision for) General Reserve for
Possible	Losses on Loans [10] + Reversal of Reserves for Possible Losses on Loans, etc. [19]
+ Credit Costs for Trust Accounts [4]

2-2

Mizuho Financial Group, Inc.

2. Unrealized Gains/Losses on Securities

Consolidated

(1) Other Securities (which have readily determinable fair value)

	(Billions of yen)
	As of December 31, 2006				As of December 31, 2005				(Reference) As of September 30, 2006
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)
Other Securities	31,317.5	2,153.2	2,554.7	401.4	35,306.2	2,073.9	2,398.2	324.2	31,788.1	2,038.3	2,394.7	356.4
Japanese Stocks	5,488.1	2,434.0	2,482.9	48.8	5,298.4	2,286.1	2,320.8	34.7	5,311.0	2,291.3	2,334.5	43.1
Japanese Bonds	16,362.4	(183.8)	2.8	186.6	21,716.0	(159.3)	4.3	163.6	18,781.4	(156.1)	7.8	164.0
Other	9,466.9	(96.9)	68.9	165.9	8,291.7	(52.8)	73.0	125.8	7,695.5	(96.8)	52.3	149.2

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date.
Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	Unrealized Gains/Losses include ¥(8.3) billion, ¥12.0 billion and ¥(15.6) billion, which were recognized in the statement of income for the Third quarter of Fiscal 2006 and 2005, and for the period ended September 30, 2006, respectively, by applying the fair-value hedge method.

(2) Bonds Held to Maturity (which have readily determinable fair value)

(Billions of yen)
	As of December 31, 2006				As of December 31, 2005				(Reference) As of September 30, 2006
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHFG (Consolidated)	1,339.9	(10.5)	—	10.5	1,537.6	(5.3)	3.0	8.3	1,337.0	(9.3)	0.0	9.4

Non-Consolidated

Aggregated Figures of the 3 Banks

(1) Other Securities (which have readily determinable fair value)

	(Billions of yen)
	As of December 31, 2006				As of December 31, 2005				(Reference) As of September 30, 2006
	Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses			Book Value (=Fair Value)	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK
Other Securities	12,003.8	332.0	445.9	113.8	17,164.3	312.0	434.3	122.3	14,036.5	327.2	427.6	100.4
Japanese Stocks	1,162.4	404.7	425.5	20.7	1,170.8	410.4	421.5	11.0	1,143.6	386.2	405.4	19.1
Japanese Bonds	10,072.6	(84.4)	1.8	86.2	15,257.0	(92.7)	1.4	94.1	12,488.5	(70.6)	6.3	76.9
Other	768.8	11.7	18.4	6.7	736.4	(5.7)	11.3	17.0	404.3	11.5	15.9	4.3
MHCB
Other Securities	17,094.3	1,566.8	1,820.3	253.5	15,828.3	1,516.8	1,693.9	177.1	15,582.5	1,459.7	1,686.8	227.1
Japanese Stocks	3,872.4	1,742.3	1,770.3	28.0	3,695.1	1,609.6	1,633.3	23.7	3,717.9	1,622.9	1,646.7	23.7
Japanese Bonds	5,086.7	(71.0)	0.8	71.8	5,219.6	(49.1)	2.3	51.4	5,212.4	(61.5)	1.4	63.0
Other	8,135.1	(104.5)	49.1	153.6	6,913.5	(43.7)	58.2	101.9	6,652.1	(101.6)	38.6	140.3
MHTB
Other Securities	1,642.5	175.8	210.1	34.2	1,766.5	184.0	208.0	24.0	1,609.9	174.1	202.5	28.3
Japanese Stocks	400.2	207.1	208.1	1.0	401.4	206.5	206.7	0.1	394.7	201.3	201.9	0.6
Japanese Bonds	1,020.9	(28.1)	0.0	28.1	1,054.8	(17.2)	0.4	17.7	904.7	(23.7)	0.0	23.8
Other	221.3	(3.1)	1.9	5.0	310.1	(5.2)	0.8	6.1	310.4	(3.3)	0.4	3.8
Total
Other Securities	30,740.7	2,074.7	2,476.4	401.6	34,759.1	2,012.8	2,336.3	323.5	31,228.9	1,961.1	2,317.0	355.9
Japanese Stocks	5,435.1	2,354.2	2,404.1	49.8	5,267.5	2,226.6	2,261.6	34.9	5,256.2	2,210.5	2,254.1	43.5
Japanese Bonds	16,180.3	(183.5)	2.8	186.3	21,531.5	(159.1)	4.2	163.4	18,605.7	(155.9)	7.8	163.8
Other	9,125.3	(95.9)	69.5	165.4	7,960.1	(54.6)	70.4	125.1	7,366.9	(93.4)	55.1	148.6

*	NCDs and certain other items are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the date above.

Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the date above.

*	Unrealized Gains/Losses include ¥(8.3) billion, ¥12.0 billion and ¥(15.6) billion, which were recognized as Income/Losses for the Third quarter of Fiscal 2006 and 2005, and for the period ended September 30, 2006, respectively, by applying the fair-value hedge method.

2-3

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity (which have readily determinable fair value)

(Billions of yen)
	As of December 31, 2006				As of December 31, 2005				(Reference) As of September 30, 2006
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	1,339.9	(10.5)	—	10.5	1,537.6	(5.3)	3.0	8.3	1,337.0	(9.3)	0.0	9.4
MHCB	—	—	—	—	—	—	—	—	—	—	—	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—

Total	1,339.9	(10.5)	—	10.5	1,537.6	(5.3)	3.0	8.3	1,337.0	(9.3)	0.0	9.4

(3) Investments in Subsidiaries and Affiliates (which have readily determinable fair value)

	(Billions of yen)
	As of December 31, 2006				As of December 31, 2005				(Reference) As of September 30, 2006
	Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses			Book Value	Unrealized Gains/Losses
			Gains	Losses			Gains	Losses			Gains	Losses
MHBK	67.0	55.4	55.4	—	67.0	146.7	146.7	—	67.0	77.7	77.7	—
MHCB	11.6	26.6	26.6	—	11.6	34.4	34.4	—	11.6	26.9	26.9	—
MHTB	—	—	—	—	—	—	—	—	—	—	—	—

Total	78.7	82.0	82.0	—	78.7	181.2	181.2	—	78.7	104.6	104.6	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities (which have readily determinable fair value), unrealized gains/losses are recognized as Income/Losses by applying the fair-value hedge method. They are excluded from unrealized gains/losses on Other Securities.

These adjusted unrealized gains/losses are the base amount, which is to be recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

Consolidated

	(Billions of yen)
	As of December 31, 2006			As of December 31, 2005	(Reference) As of September 30, 2006
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from December 31, 2005	(Reference) Change from September 30, 2006
Other Securities	2,161.6	99.7	107.6	2,061.8	2,053.9
Japanese Stocks	2,434.0	147.9	142.6	2,286.1	2,291.3
Japanese Bonds	(187.8)	(8.8)	(27.9)	(179.0)	(159.9)
Other	(84.5)	(39.3)	(7.0)	(45.1)	(77.5)

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2006			As of December 31, 2005	(Reference) As of September 30, 2006
	Unrealized Gains/Losses			Unrealized Gains/Losses	Unrealized Gains/Losses
		Change from December 31, 2005	(Reference) Change from September 30, 2006
Other Securities	2,083.1	82.3	106.4	2,000.8	1,976.7
Japanese Stocks	2,354.2	127.5	143.6	2,226.6	2,210.5
Japanese Bonds	(187.5)	(8.7)	(27.8)	(178.8)	(159.7)
Other	(83.4)	(36.5)	(9.3)	(46.9)	(74.1)

2-4

Mizuho Financial Group, Inc.

3. Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2006			As of December 31, 2005			(Reference) As of September 30, 2006
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
MHBK	104.2	216.7	(112.4)	136.1	207.7	(71.5)	115.5	229.1	(113.5)
MHCB	396.8	517.8	(120.9)	442.2	518.1	(75.9)	427.2	507.9	(80.7)
MHTB	52.6	52.3	0.3	45.9	49.8	(3.8)	54.7	54.7	(0.0)

Total	553.7	786.8	(233.1)	624.3	775.7	(151.3)	597.5	791.9	(194.3)

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes.

2-5

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Law (“FRL”)

Consolidated

	(Billions of yen)
	As of December 31, 2006 (A)	Change (A) - (B)	(Reference) Change (A) - (C)	As of December 31, 2005 (B)	(Reference) As of September 30, 2006 (C)
Consolidated

Claims against Bankrupt and Substantially Bankrupt Obligors	151.5	(14.4)	16.1	166.0	135.4
Claims with Collection Risk	380.7	(231.0)	34.3	611.7	346.3
Claims for Special Attention	559.4	51.1	32.4	508.3	526.9

Total	1,091.7	(194.3)	82.9	1,286.1	1,008.7

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	(0.0)	—	0.0	—
Claims with Collection Risk	7.7	7.7	0.8	—	6.8
Claims for Special Attention	0.1	(3.6)	(0.0)	3.7	0.1

Total	7.8	4.0	0.8	3.7	6.9

Total (Consolidated + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	151.5	(14.4)	16.1	166.0	135.4
Claims with Collection Risk	388.4	(223.3)	35.2	611.7	353.1
Claims for Special Attention	559.5	47.4	32.3	512.0	527.1

Total	1,099.5	(190.3)	83.7	1,289.9	1,015.7

Note: Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2-6

Mizuho Financial Group, Inc.

Non-Consolidated

Aggregated Figures of the 3 Banks

	(Billions of yen, %)
	As of December 31, 2006 (A)	Change (A) - (B)	(Reference) Change (A) - (C)	As of December 31, 2005 (B)	(Reference) As of September 30, 2006 (C)
MHBK

Claims against Bankrupt and Substantially Bankrupt Obligors	110.1	13.5	20.0	96.5	90.1
Claims with Collection Risk	262.6	(127.9)	29.5	390.5	233.1
Claims for Special Attention	267.0	48.1	53.7	218.8	213.2
Sub-total [1]	639.8	(66.2)	103.3	706.0	536.4
NPL ratio [1]/[2]	1.71%	(0.30)%	0.28%	2.02%	1.43%
Normal Claims	36,558.9	2,433.4	(277.3)	34,125.5	36,836.3

Total [2]	37,198.7	2,367.2	(174.0)	34,831.5	37,372.7

MHCB

Claims against Bankrupt and Substantially Bankrupt Obligors	19.2	(14.8)	(0.6)	34.0	19.8
Claims with Collection Risk	76.4	(86.1)	(0.1)	162.6	76.5
Claims for Special Attention	226.6	(26.0)	(18.6)	252.6	245.2
Sub-total [3]	322.3	(127.1)	(19.3)	449.4	341.7
NPL ratio [3]/[4]	0.95%	(0.47)%	(0.07)%	1.43%	1.02%
Normal Claims	33,538.8	2,565.7	664.3	30,973.0	32,874.4

Total [4]	33,861.1	2,438.6	644.9	31,422.4	33,216.1

MHTB
Banking Account

Claims against Bankrupt and Substantially Bankrupt Obligors	4.2	0.0	(0.5)	4.2	4.8
Claims with Collection Risk	34.4	(10.2)	5.2	44.7	29.2
Claims for Special Attention	64.3	29.3	(2.7)	34.9	67.0
Sub-total [5]	103.0	19.1	1.9	83.8	101.1
NPL ratio [5]/[6]	2.75%	0.44%	0.07%	2.31%	2.68%
Normal Claims	3,631.8	84.1	(37.3)	3,547.7	3,669.1

Total [6]	3,734.8	103.2	(35.3)	3,631.6	3,770.2

Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	(0.0)	—	0.0	—
Claims with Collection Risk	7.7	7.7	0.8	—	6.8
Claims for Special Attention	0.1	(3.6)	(0.0)	3.7	0.1
Sub-total [7]	7.8	4.0	0.8	3.7	6.9
NPL ratio [7]/[8]	13.52%	10.03%	2.93%	3.49%	10.59%
Normal Claims	50.0	(54.8)	(8.8)	104.8	58.9

Total [8]	57.8	(50.7)	(8.0)	108.6	65.8

Total (Banking Account + Trust Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	133.6	(1.2)	18.8	134.9	114.8
Claims with Collection Risk	381.2	(216.6)	35.5	597.9	345.7
Claims for Special Attention	558.0	47.7	32.3	510.2	525.7
Sub-total [9]	1,072.9	(170.1)	86.6	1,243.1	986.2
NPL ratio [9]/[10]	1.43%	(0.34)%	0.10%	1.77%	1.32%
Normal Claims	73,779.6	5,028.5	340.7	68,751.1	73,438.8

Total [10]	74,852.6	4,858.3	427.4	69,994.2	74,425.1

Note: 1.	Trust Account denotes trust accounts with contracts indemnifying the principal amounts.

2.	NPL : Non-Performing Loans

2-7

Mizuho Financial Group, Inc.

5. Status of Deposits and Loans

Non-Consolidated

(1)-1 Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2006 (A)	Change (A)-(B)	As of December 31, 2005 (B)	(Reference) As of September 30, 2006
MHBK	51,258.8	619.1	50,639.6	50,834.7
MHCB	18,615.2	(22.7)	18,637.9	18,852.0
MHTB	2,847.2	490.9	2,356.2	2,779.1

Total	72,721.2	1,087.3	71,633.9	72,465.9

(1)-2 Domestic Deposits

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2006 (A)	Change (A)-(B)	As of December 31, 2005 (B)	(Reference) As of September 30, 2006
MHBK	51,292.7	611.2	50,681.5	50,789.7
Individual deposits	30,777.8	470.0	30,307.8	29,991.6
MHCB	9,509.9	(1,381.7)	10,891.6	10,602.6
Individual deposits	9.8	2.6	7.1	7.8
MHTB	2,834.4	478.2	2,356.2	2,772.1
Individual deposits	1,880.0	115.9	1,764.1	1,832.9

Total	63,637.1	(292.3)	63,929.4	64,164.4
Individual deposits	32,667.8	588.6	32,079.1	31,832.4

Note:	Above figures are before adjustment of transit accounts for inter-office transactions, and do not include deposits booked at overseas offices and offshore deposits.

(2) Loans and Bills Discounted

Aggregated Figures of the 3 Banks

	(Billions of yen)
	As of December 31, 2006 (A)	Change (A)-(B)	As of December 31, 2005 (B)	(Reference) As of September 30, 2006
MHBK	33,928.5	979.0	32,949.4	34,179.6
MHCB	28,759.6	1,734.3	27,025.2	28,099.4
MHTB	3,605.5	148.6	3,456.8	3,646.1

Total	66,293.6	2,862.0	63,431.6	65,925.3

Note: Loans to MHFG are included as follows:

As of December 31, 2006 : ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)

As of December 31, 2005 : ¥37.0 billion (from MHBK ¥37.0 billion)

As of September 30, 2006 : ¥1,380.0 billion (from MHBK ¥690.0 billion; from MHCB ¥690.0 billion)

(3) Interest Margins (Domestic Operations)

Aggregated Figures of MHBK and MHCB

		(%)
		Third Quarter of Fiscal 2006 (For the nine months)	Change (A)-(B)	Third Quarter of Fiscal 2005 (For the nine months)	(Reference) Fiscal 2005
		(A)		(B)
MHBK
Return on Loans and Bills Discounted	1	1.59%	0.01%	1.57%	1.54%
Cost of Deposits and Debentures	2	0.08%	0.05%	0.03%	0.02%
Loan and Deposit Rate Margin [1]-[2]	3	1.50%	(0.03)%	1.53%	1.51%
MHCB
Return on Loans and Bills Discounted	4	0.98%	0.08%	0.89%	0.88%
Cost of Deposits and Debentures	5	0.29%	0.05%	0.24%	0.23%
Loan and Deposit Rate Margin [4]-[5]	6	0.68%	0.03%	0.65%	0.64%
Total
Return on Loans and Bills Discounted	7	1.36%	0.04%	1.32%	1.29%
Cost of Deposits and Debentures	8	0.13%	0.04%	0.09%	0.08%
Loan and Deposit Rate Margin [7]-[8]	9	1.22%	(0.00)%	1.23%	1.21%

Note: Return on Loans and Bills Discounted excludes loans to MHFG. (Reference) After excluding Loans to Deposit Insurance Corporation of Japan and Japanese government
Total
Return on Loans and Bills Discounted	10	1.46%	0.02%	1.44%	1.41%
Loan and Deposit Rate Margin [10]-[8]	11	1.32%	(0.02)%	1.35%	1.32%

2-8

Mizuho Financial Group, Inc.

6. Capital Adequacy Ratio

Consolidated

	(%, Billions of yen)
	As of December 31, 2006 (A)	Change (A) - (B)	As of December 31, 2005 (B)	(Reference) As of September 30, 2006
MHFG
BIS standard
Capital Adequacy Ratio	10.96%	(0.78)%	11.74%	11.01%
Tier 1 Capital Ratio	5.62%	(0.35)%	5.97%	5.62%
Tier 1 Capital	4,586.1	195.7	4,390.3	4,374.3
Tier 2 Capital (included as Qualifying Capital)	4,476.5	115.1	4,361.4	4,310.3
Deductions for Total Risk-based Capital	121.3	(0.1)	121.5	117.3
Total Risk-based Capital	8,941.3	311.1	8,630.2	8,567.4
Risk-weighted Assets	81,569.5	8,084.9	73,484.5	77,791.3
MHBK
Domestic standard
Capital Adequacy Ratio	10.60%	(0.17)%	10.77%	10.45%
Tier 1 Capital Ratio	6.19%	(0.04)%	6.23%	6.16%
(Reference) BIS standard
Capital Adequacy Ratio	11.32%	(0.05)%	11.37%	11.12%
Tier 1 Capital Ratio	6.20%	(0.01)%	6.21%	6.17%
MHCB
BIS standard
Capital Adequacy Ratio	12.28%	(0.82)%	13.10%	12.81%
Tier 1 Capital Ratio	7.13%	(0.07)%	7.20%	7.36%
MHTB
BIS standard
Capital Adequacy Ratio	13.92%	(1.31)%	15.23%	13.69%
Tier 1 Capital Ratio	7.54%	(0.31)%	7.85%	7.26%

2-9